September 27, 2013

VIA EDGAR

Mr. Terence O’Brien

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	PRGX Global, Inc.

Form 10-K

Filed March 13, 2013

File No. 0-28000

Dear Mr. O’Brien:

Confirming the conversation on September 27, 2013 between David Ghegan, outside counsel to PRGX Global, Inc., and Asia Timmons-Pierce in your office, PRGX Global, Inc. intends to submit its response to the letter dated September 13, 2013 from the Securities and Exchange Commission on or before October 11, 2013.

Thank you.

Sincerely,

/s/Robert B. Lee
Robert B. Lee Chief Financial Officer and Treasurer

cc:	Victor A. Allums

David W. Ghegan